

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2022

Xiangyu Pei
Interim Chief Financial Officer
CBAK Energy Technology, Inc.
CBAK Industrial Park, Meigui Street
Huayuankou Economic Zone
Dalian City, Liaoning Province
People's Republic of China, 116450

>   **Re: CBAK Energy Technology, Inc.**
>   **Form 10-K for the Year Ended December 31, 2021**
>   **Filed April 15, 2022**
>   **File No. 001-32898**

Dear Xiangyu Pei:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Disclosures Related to Our China-Based Operations, page iii

1.   Please enhance your disclosure to also disclose whether you have been or expect to be identified by the Commission under the Holding Foreign Companies Accountable Act.

2.   Please disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene

or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

3. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

4. Please enhance your disclosure to provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Item 1A. Risk Factors, page 14

5. Revise your risk factors to acknowledge that if PRC regulations change or are interpreted differently in the future, the securities you have registered may decline in value or become worthless if the changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries.

6. We note your disclosure about the Holding Foreign Companies Accountable Act on page 15. Please enhance your disclosure to also disclose whether you have been or expect to be identified by the Commission under the HFCAA and what impact this may have on your ability to continue to offer your securities.

7.   We note your risk factor on page 19 that most of your officers and directors are nationals or residents of China. As such, please revise to include a separate Enforceability section to disclose the difficulty of bringing actions and enforcing judgements against these individuals. Refer to Item 101(g) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Gordon at 202-551-3866 or Jean Yu at 202-551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing